Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CHARGEPOINT HOLDINGS, INC.
ChargePoint Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:
FIRST: The present name of the Corporation is ChargePoint Holdings, Inc. The Corporation was incorporated under the name “Switchback Energy Acquisition Corporation” by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on May 10, 2019, which was subsequently amended and restated by the filing of the Corporation’s Amended and Restated Certificate of Incorporation on July 25, 2019, which was further amended and restated by the filing of the Corporation’s Second Amended and Restated Certificate of Incorporation on February 26, 2021 (the “Second Amended and Restated Certificate”).
SECOND: Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Corporation has duly adopted, and the stockholders of the Corporation have duly approved, the amendments to the Second Amended and Restated Certificate set forth in this Certificate of Amendment.
THIRD: Article FOURTH of the Second Amended and Restated Certificate of Incorporation is hereby amended to add the following Part C:
“C. Reverse Stock Split. Upon the filing and effectiveness of this Certificate of Amendment of Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each two (2) to thirty (30) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”), the exact ratio within the two (2) to thirty (30) range to be determined by the Board of Directors of the Corporation or a committee thereof prior to the Effective Time and publicly announced by the Corporation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split held by a holder prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Stock Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Stock Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The New York Stock Exchange on the last trading day prior to the Effective Time. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”
FOURTH: On July 9, 2025, the Nominating and Corporate Governance Committee of the Board of Directors of the Corporation determined that each twenty (20) shares of the Corporation’s Common Stock, par value $0.0001 per share, either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share. The Corporation publicly announced this ratio on July 9, 2025.

FIFTH: This Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by this reference into the Second Amended and Restated Certificate of Incorporation. All other provisions of the Second Amended and Restated Certificate of Incorporation remain in full force and effect.
SIXTH: The foregoing amendment shall be effective as of 12:01 a.m., Eastern Time, on July 28, 2025.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 25th day of July, 2025.

By: _/s/ Richard Wilmer_________
Name: Richard Wilmer
Title: Chief Executive Officer